767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

November 22, 2013

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-3561

Max A. Webb

Re:                             AMC Entertainment Holdings, Inc. Registration Statement on Form S-1 (File No. 333-190904)

Dear Mr. Webb:

On behalf of our client, AMC Entertainment Holdings, Inc., a Delaware corporation (the “Company”), we are transmitting herewith electronically for filing pursuant to Regulation S-T under the Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), selected changed pages to the Registration Statement on Form S-1 of the Company (Registration No. 333-190904) (the “Registration Statement”).

Should any questions arise in connection with the materials provided herewith, please contact the undersigned at (212) 310-8165.

Sincerely yours,

/s/ Matthew D. Bloch

Matthew D. Bloch
Weil, Gotshal & Manges LLP

cc:                                Kevin M. Connor, AMC Entertainment Holdings, Inc.

Monica K. Thurmond, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP